UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Allot Communications Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

MO854Q 10 5

(CUSIP Number)

December 31, 2008

(Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. MO854Q 10 5	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). YIGAL JACOBY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAELI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,786,174
	6	SHARED VOTING POWER 58,548
	7	SOLE DISPOSITIVE POWER 1,786,174
	8	SHARED DISPOSITIVE POWER 58,548
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,844,722
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. MO854Q 10 5	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ODEM ROTEM HOLDINGS LTD. NONE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,317,204
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,317,204
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,204
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No. MO854Q 10 5	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ANAT JACOBY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAELI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 58,548
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 58,548
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,548
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(1) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON IN

(1)	Excludes 1,786,174 ordinary shares beneficially owned by Yigal Jacoby either directly or through Odem-Rotem Holdings Ltd. Anat Jacoby is Yigal Jacoby’s spouse and by virtue of that relationship may be deemed to be the beneficial owner of the shares that he owns. Anat Jacoby disclaims such beneficial ownership except to the extent of her pecuniary interest therein.

CUSIP No. MO854Q 10 5	13G	Page 5 of 8 Pages

Item1 (a).	Name of Issuer:

Allot Communications Ltd.

Item1 (b).	Address of Issuer’s Principal Executive Offices:

22 Hanagar Street Neve Ne’eman Industrial Zone B Hod-Hasharon 45240 Israel

Item 2(a).	Name of Person Filing:

Yigal Jacoby

Odem Rotem Holdings Ltd.

Anat Jacoby

The foregoing entities and individuals are collectively referred to as the “Reporting Persons” in this Statement.

This statement is filed jointly on behalf of the Reporting Persons. In accordance with Rule 13d-1(k)(1) under the Exchange Act, each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Yigal Jacoby, Director 22 Hanagar Street Neve Ne’eman Industrial Zone B Hod-Hasharon 45240 Israel

Odem Rotem Holdings Ltd. 9 Nordau Street Rannana Israel

Anat Jacoby 9 Nordau Street Rannana Israel

CUSIP No. MO854Q 10 5	13G	Page 6 of 8 Pages

Item 2(c).	Citizenship:

Please refer to Item 4 on each cover sheet for each Reporting Person.

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

MO854Q105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7);

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership

(a)	Amount beneficially owned:

Consists of 58,548 ordinary shares held by Mr. Jacoby jointly with his spouse, Anat Jacoby. Also consists of options held directly by Mr. Jacoby to purchase 222,491 shares and a right held by Mr. Jacoby to purchase 246,479 shares currently held by a trustee. Also consists of 835,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Mr. Jacoby, and an option to purchase 481,794 shares held by Odem Rotem Holdings.

CUSIP No. MO854Q 10 5	13G	Page 7 of 8 Pages

(b)	Percent of class: See Item 11 on each cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Item 5 of cover page for each Reporting Person.

(ii) Shared power to vote or direct the vote: See Item 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of cover page for each Reporting Person.

(iv) Shared power to dispose of or to direct the disposition of: See Item 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2(a) above.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2009

YIGAL JACOBY /s/ Yigal Jacoby ——————————————

ODEM ROTEM HOLDINGS LTD. By: /s/ Yigal Jacoby —————————————— Name: Yigal Jacoby Title: Principal

ANAT JACOBY /s/ Anat Jacoby ——————————————

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